# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DENNY'S Corp, CIK 0000852772
CUSIP: 24869P104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 203 EAST MAIN STREET, SPARTANBURG, South Carolina (SC), 29319
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002036142
Persons authorized to receive notices and communications: JAMES C. PAPPAS, JCP INVESTMENT MANAGEMENT, LLC, 1177 West Loop South, Suite 1320, Houston, Texas (TX), 77027, 713-333-5540; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JCP Investment Partnership, LP (CIK 0001461946): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 455,717; sole dispositive power 0; shared dispositive power 455,717; aggregate amount beneficially owned 455,717 (0.9% of the class)
- JCP Investment Partners, LP (CIK 0001461947): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 455,717; sole dispositive power 0; shared dispositive power 455,717; aggregate amount beneficially owned 455,717 (0.9% of the class)
- JCP Investment Holdings, LLC (CIK 0001461948): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 455,717; sole dispositive power 0; shared dispositive power 455,717; aggregate amount beneficially owned 455,717 (0.9% of the class)
- JCP Investment Management, LLC (CIK 0001461945): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 829,491; sole dispositive power 0; shared dispositive power 829,491; aggregate amount beneficially owned 829,491 (1.6% of the class)
- Pappas James C (CIK 0001462171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 829,491; sole dispositive power 0; shared dispositive power 829,491; aggregate amount beneficially owned 829,491 (1.6% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 4,574,905; sole dispositive power 0; shared dispositive power 4,574,905; aggregate amount beneficially owned 4,574,905 (8.9% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,574,905; sole dispositive power 0; shared dispositive power 4,574,905; aggregate amount beneficially owned 4,574,905 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: DENNY'S Corp
Address of issuer's principal executive offices: 203 EAST MAIN STREET, SPARTANBURG, South Carolina (SC), 29319

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On November 4, 2025, the Reporting Persons mutually agreed in writing to terminate the Group Agreement (as defined in the initial Schedule 13D) pursuant to Section 9 thereof (the "Termination Agreement"). In connection with the Termination Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference, the Reporting Persons are no longer members of a Section 13(d) group and the members of JCP (as defined in the initial Schedule 13D) shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1 to the Schedule 13D. The members of Jumana (as defined in the initial Schedule 13D) will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. The members of Jumana have entered into a Joint Filing Agreement, as further described in Item 6 below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 455,717 Shares owned directly by JCP Partnership is approximately $2,151,992, including brokerage commissions. The aggregate purchase price of the 373,774 Shares held in the JCP Accounts is approximately $1,765,947, including brokerage commissions.

The securities of the Issuer purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,524,905 Shares directly owned by Jumana Capital is approximately $20,235,704, including brokerage commissions. The aggregate purchase price of the call options exercisable into 50,000 Shares owned directly by Jumana Capital is approximately $37,131, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,498,994 Shares outstanding as of October 29, 2025, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2025.

As of the date hereof, JCP Partnership beneficially owned 455,717 Shares, constituting approximately 0.9% of the Shares outstanding. JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 455,717 Shares owned by JCP Partnership, constituting approximately 0.9% of the Shares outstanding. JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 455,717 Shares owned by JCP Partnership, constituting approximately 0.9% of the Shares outstanding.

As of the date hereof, 373,774 Shares were held in the JCP Accounts, constituting approximately 0.7% of the Shares outstanding. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 455,717 Shares owned by JCP Partnership and (ii) 373,774 Shares held in the JCP Accounts, constituting approximately 1.6% of the Shares outstanding. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 455,717 Shares owned by JCP Partnership and (ii) 373,774 Shares held in the JCP Accounts, constituting approximately 1.6% of the Shares outstanding.

As of the date hereof, Jumana Capital beneficially owned 4,574,905 Shares, including 50,000 Shares underlying certain call options that are currently exercisable, constituting approximately 8.9% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 4,574,905 Shares owned by Jumana Capital, constituting approximately 8.9% of the Shares outstanding.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On November 4, 2025, the Reporting Persons executed the Termination Agreement, thereby terminating the Group Agreement. A copy of the Termination Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On November 4, 2025, Jumana Capital and Mr. Martin entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

As previously disclosed, Jumana Capital sold short exchange-listed put options referencing an aggregate of 37,500 Shares at an exercise price of $5 per Share, which had an expiration date of September 19, 2025. All of such put options expired on September 19, 2025.

As previously disclosed, Jumana Capital purchased exchange-listed call options referencing an aggregate of 75,000 Shares, which had an exercise price of $5 per Share and an expiration date of September 19, 2025. As set forth in Exhibit 1, all of such call options were exercised on September 19, 2025.

As previously disclosed, Jumana Capital purchased exchange-listed call options referencing an aggregate of 660,000 Shares, which had an exercise price of $5 per Share and an expiration date of November 21, 2025. As set forth in Exhibit 1, Jumana Capital sold all of such call options on October 21, 2025, and accordingly, Jumana Capital no longer has any exposure to such call options.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Termination Agreement, dated November 4, 2025.

99.2 - Joint Filing Agreement, dated November 4, 2025.

## Signatures
- JCP Investment Partnership, LP: /s/ James C. Pappas, James C. Pappas, Managing Member of JCP Investment Management, LLC, its Investment Manager (11/04/2025)
- JCP Investment Partners, LP: /s/ James C. Pappas, James C. Pappas, Sole Member of JCP Investment Holdings, LLC, its General Partner (11/04/2025)
- JCP Investment Holdings, LLC: /s/ James C. Pappas, James C. Pappas, Sole Member (11/04/2025)
- JCP Investment Management, LLC: /s/ James C. Pappas, James C. Pappas, Managing Member (11/04/2025)
- Pappas James C: /s/ James C. Pappas, James C. Pappas (11/04/2025)
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (11/04/2025)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (11/04/2025)